FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   June 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F. X    Form 40-F.
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes                No  X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The  following  information  was filed by CEZ, a. s. in Czech  language with the
Prague Stock Exchange as required by its rules and regulations:

Agreement between CEZ and E.ON

CEZ and E.ON have agreed on a swap of minority stakes in the Czech regional power companies. Under the agreement, CEZ will transfer to E.ON the shares in Jihomoravska energetika (JME) (35.21 %) and Jihoceska energetika (JCE) (34.01%) and E.ON will transfer to CEZ the shares in Zapadoceska energetika (ZCE) (34.4 %) and Vychodoceska energetika (41.7 %).

Further, a potential consolidation of other minority stakes in regional power companies after a lapse of time has been agreed.

This agreement will be formalized by contract in near future.

The achieved progress in negotiations enabled CEZ to make the first accommodating step towards mutually favorable swap of minority stakes consisting in the support to E.ON's proposal to release the restrictions on transferability of shares at today's General Meeting of JME.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   CEZ, a. s.

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                                                  (Registrant)

Date: June 6, 2003


                                       By:  /s/ Libuse Latalova
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                                                 Libuse Latalova
                                           Head of Finance Administration